				Exhibit 12
WESTAR ENERGY, INC.
Computations of Ratio of Earnings to Fixed Charges and
Computations of Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements
(Dollars in Thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011

Earnings from continuing operations (a)	$446,192	$465,538	$421,449	$406,638	$339,274

Fixed Charges:
Interest (expensed and capitalized)	180,307	195,162	193,873	186,736	178,049
Interest on corporate-owned life insurance borrowings	58,178	58,344	57,767	63,518	66,326
Interest applicable to rentals	4,678	4,714	5,495	4,675	4,528
Total Fixed Charges (b)	243,163	258,220	257,135	254,929	248,903

Distributed income of equity investees	3,000	—	—	—	—

Preferred Dividend Requirements:
Preferred dividends	—	—	—	1,616	970
Income tax required	—	—	—	723	424

Total Preferred Dividend Requirements (c)	—	—	—	2,339	1,394

Total Fixed Charges and Preferred Dividend Requirements	243,163	258,220	257,135	257,268	250,297

Earnings (d)	$692,355	$723,758	$678,584	$661,567	$588,177

Ratio of Earnings to Fixed Charges	2.85	2.80	2.64	2.60	2.36

Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	2.85	2.80	2.64	2.57	2.35
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(a) Earnings from continuing operations consist of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.

(b) Fixed charges consist of all interest on indebtedness, interest on uncertain tax positions, interest on corporate-owned life insurance policies, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.

(c) Preferred dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock.

(d) Earnings are deemed to consist of earnings from continuing operations, fixed charges and distributed income of equity investees.